FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 15 December 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Transfer of Treasury Shares

GlaxoSmithKline plc
(the 'Company')

Notification of Transfer of Shares out of Treasury

On 14 December 2017, the Company transferred 38,600,000 ordinary shares of 25 pence each ("Ordinary Shares") that were held by the Company in treasury ("Treasury Shares") to BNY Mellon, the depositary of the Company's American depositary receipts ("ADR") programme, to procure the issuance and transfer of 19,300,000 ADRs of the Company to the GlaxoSmithKline (US) Trust (the "Trust") to be used to satisfy awards granted under the Company's Deferred Annual Bonus Plan, Performance Share Plan and Share Value Plan. The consideration received from the trustee for the Company procuring the issuance and transfer of the ADRs to the Trust was $35.58 per ADR, representing $17.79 per Ordinary Share, which was funded by a contribution to the Trust from GlaxoSmithKline LLC.

Following the transfer, the Company's issued share capital consisted of 5,372,504,800 Ordinary Shares, of which 414,605,950 were held as Treasury Shares.

Therefore, the total number of voting rights in the Company is 4,957,898,850. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

V A Whyte
Company Secretary

15 December 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 15, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc